UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

GENERATION INCOME PROPERTIES, INC.

(Full Name of Registrant)

N/A

(Former Name if Applicable)

401 East Jackson Street, Suite 3300

(Address of Principal Executive Office (Street and Number))

Tampa, Florida 33602

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Generation Income Properties, Inc. (the “Company”) has determined that it is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) by the prescribed due date for the reasons described below:

The Company could not timely file the Form 10-K because additional time is needed for the Company to analyze the hedge accounting treatment and its impact on the financial statements in connection with the Company’s 2023 portfolio acquisition from Modiv Industrial Inc. and the Company’s related debt financing. The Company is working diligently to complete the Form 10-K as soon as practicable and expects to file the Form 10-K within fifteen calendar days of the prescribed due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Ron Cook	813	448-1234
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒  Yes ☐  No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒  Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had total revenue of $7.6 million during the twelve-month period ended December 31, 2023, as compared to $5.4 million for the twelve-month period ended December 31, 2022. Except for the foregoing, the Company is not yet able to make a reasonable estimate of the anticipated changes in its results of operations for the fiscal year ended December 31, 2023, as compared to December 31, 2022, as the financial statements are still in the process of being completed.

GENERATION INCOME PROPERTIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By	/s/ Ron Cook

Ron Cook

Chief Financial Officer